Exhibit 3.10

CERTIFICATE OF FORMATION

OF

AGRIFOS FERTILIZER L.L.C.

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the Delaware Limited Liability Company Act), hereby certifies that:

FIRST: The name of the limited liability company is Agrifos Fertilizer L.L.C. (the “LLC”).

SECOND: The address of the LLC’s registered office is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, 19801; and the name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on December 23, 2008.

/s/ Margaret R. Smith
Name:	Margaret R. Smith
Title:	Authorized Person